EXHIBIT (a)(1)(K)

(RINKER LOGO)

For Immediate Release September 26, 2002	Contact: Stacey Promish (877) 463-9352

RINKER ACQUISITION OF KIEWIT MATERIALS
COMPANY SUCCESSFULLY COMPLETED

West Palm Beach, FL, September 26, 2002 - Rinker Materials Corporation (“Rinker”) has successfully completed the US$540 million acquisition of Kiewit Materials Company (“Kiewit Materials”), a major integrated aggregates, concrete and asphalt company with operations in Arizona and other western states of the United States.

Rinker, a subsidiary of CSR Limited, today announced the successful completion of its cash tender offer, at US$17 per share, for all of the outstanding common stock of Kiewit Materials. The tender offer expired at 5 pm (EST) on 25 September 2002. All necessary regulatory approvals have also been received.

Based on preliminary information provided by the depositary, a total of 37,507,773 Kiewit Materials shares of common stock were validly tendered and not withdrawn, representing approximately 98.3% of the 38,118,248 shares outstanding. All validly tendered shares have been accepted for purchase and payment in accordance with the terms of the offer.

Because Rinker acquired greater than 90% of the outstanding Kiewit Materials’ shares in the tender offer, it will acquire the remaining shares for the same US$17 per share consideration pursuant to a merger to be completed today and as a result own 100% of the Kiewit Materials shares. The US$540 million purchase price, which is net of projected cash at closing, is for 100% of the outstanding common stock in Kiewit Materials.

Kiewit Materials is the 16th largest aggregates producer in the US, centered in the high population growth regions of the west and southwest US. It is the leading materials supplier in Arizona, the second-fastest growing state in the US, with a long term population growth rate around three times the US national average.

Rinker Chief Executive David Clarke said the acquisition of Kiewit Materials lifts both Rinker’s current aggregates and premix concrete output by around 50%, and gives Rinker strong positions in a number of states including the leading position in Arizona.

Mr. Clarke said the acquisition is a major strategic expansion for Rinker in the US, and provides excellent opportunities for further growth in the west and southwest of the US.

Including the Kiewit Materials operations, Rinker will be the fifth largest aggregates producer in the U.S., supplying over 84 million tons per year, and the second largest producer of pre-mix concrete, supplying over 13 million cubic yards each year.

Around 80% of Kiewit Materials’ operations are in Arizona. Operations are also located in:

•	The Pacific North-West, around Portland, Oregon and south-west Washington

•	In California, in the north San Francisco Bay area between Vallejo and Sacramento, and in the Yolo Valley in central California

•	In Wyoming, Nebraska, Utah and New Mexico.

Operations include 44 aggregates facilities, including 8 hard rock quarries, supplying 28 million tons of aggregate a year. Kiewit Materials also produces 4.7 million cubic yards of concrete a year in 60 plants, and 3.4 million tons of hot-mix asphalt in 16 asphalt plants. Aggregate reserves total over 800 million tons, with reserve life averaging over 30 years.

Rinker is a company in the CSR Group, the world’s ninth largest heavy building materials group of companies, with sales revenue of Australian $7 billion, operating cash flow of Australian $1.4 billion and around 16,000 employees in over 600 sites across the U.S., Australia, New Zealand and Asia.

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE ASSUMPTIONS REGARDING THE OPERATIONS AND FUTURE PROSPECTS OF RINKER. ALTHOUGH RINKER BELIEVES THESE STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS, SUCH STATEMENTS ARE SUBJECT TO RISK AND UNCERTAINTY, INCLUDING, AMONG OTHER THINGS, ECONOMIC CONDITIONS IN THE MARKETS SERVED, LEVELS OF CONSTRUCTION SPENDING IN THE MARKETS SERVED, TRANSPORTATION COSTS, COMPETITION FROM EXISTING OR FUTURE COMPETITORS, AND THE ABILITY TO INTEGRATE ACQUISITIONS QUICKLY AND EFFECTIVELY. CAUTION SHOULD BE TAKEN THAT THESE FACTORS COULD CAUSE THE ACTUAL RESULTS TO DIFFER FROM THOSE STATED OR IMPLIED IN THIS AND OTHER COMMUNICATIONS.